UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission File Number: 1-14100

A.                   Full title of plan and the address of the plan, if different from that of the issuer named below

Impac Companies 401(k) Savings Plan

B.                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

Impac Mortgage Holdings, Inc.

19500 Jamboree Road

Irvine, CA 92612

Impac Companies 401(k) Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006

(With Independent Registered Public Accounting Firm’s Report Thereon)

Impac Companies 401(k) Savings Plan

All schedules omitted are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Report of Independent Registered Public Accounting Firm

Impac as Plan Administrator of the

Impac Companies 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Impac Companies 401(k) Savings Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purposes of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plans’ management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/    Ernst & Young LLP

Irvine, California

October 13, 2008

Impac Companies 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

(Note 1)

	2007	2006
Assets
Noninterest-bearing cash	$257,901	$91,068
Investments at fair value:
Common collective trust	13,841,164	15,333,021
Common stock (Note 1)	197,265	4,124,891
Loans to participants	393,394	357,207
Total investments at fair value	14,431,823	19,815,119

Employer contribution receivable	515,595	977,143
Other receivables	19,491	—
Total assets	15,224,810	20,883,330

Net assets available for benefits at fair value	15,224,810	20,883,330

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	33,833	676

Net assets available for benefits	$15,258,643	$20,884,006

See accompanying notes to financial statements.

Impac Companies 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2007 and 2006

(Note 1)

	2007	2006
Additions (Deductions)
Contributions:
Employer (Note 1)	$515,595	$977,143
Participants	2,611,751	3,052,233
	3,127,346	4,029,376
Net investment income (loss):
Interest	29,273	19,096
Net (depreciation) appreciation in fair value of investments	(2,589,168)	1,781,631
	(2,559,895)	1,800,727

Disbursements from plan assets:
Benefits paid to participants	(5,968,204)	(2,444,260)
Administrative expenses	(224,610)	(181,364)
	(6,192,814)	(2,625,624)

Net (decrease) increase in net assets available for benefits	(5,625,363)	3,204,479

Net assets available for benefits:
Beginning of year	20,884,006	17,679,527
End of year (Note 1)	$15,258,643	$20,884,006

See accompanying notes to financial statements.

Impac Companies 401(k) Savings Plan

Notes to Financial Statements

December 31, 2007

(1)                  Description of Plan Sponsor and Plan

The following description of the Impac Companies 401(k) Savings Plan (the Plan), provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

During the third and fourth quarter of 2007, Impac Mortgage Holdings Inc. (IMH) adopted a plan to restructure its operations by exiting certain activities (Mortgage Operations, Commercial Operations, and Warehouse Lending Operations) and severing employees.  The restructuring caused the Plan to experience a partial plan termination event, the consequences of which were that those employees who were not 100% vested in their benefits and who terminated in connection with the restructuring, became vested in their employer contributions upon the partial plan termination.

During the fourth quarter of 2007, Impac Mortgage Holdings Inc. notified its employees that starting January 1, 2008, the IMH stock investment option will no longer be available for new 401(k) contributions or for the transfer of funds from other 401(k) Plan investment options.

Management of the Plan does not believe that the financial condition of the Plan Sponsor will significantly impact the Plan Sponsor’s ability to meet obligations of the Plan, including making its matching or discretionary contributions.  As of October 10, 2008, the Plan Sponsor has made all necessary contributions to the Plan, including the contribution receivable at December 31, 2007.  However, there can be no assurance as to how, if at all, the Plan Sponsor’s financial condition or actions taken, as a result of its financial condition, will impact the Plan.

(a)                 General

The Plan is a defined contribution plan covering all eligible employees of Impac Mortgage Holdings, Inc. and its affiliated companies (the Impac Companies or the Plan Sponsor or Principal Employer). Employees become eligible for participation in the Plan upon 6 months of employment. Participants must be employed on the last day of the Plan year to share in the employer’s matching contribution. In order to become a participant, each eligible employee authorizes contributions by filing a 401(k) enrollment/change of status election. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Prior to January 1, 2001, the Principal Employer and its affiliated companies participated in the Imperial Credit Industries, Inc. Salary Investment Plan (the Prior Plan) for the benefit of its employees.

Effective January 1, 2001, the portion of the Prior Plan attributable to the employees of the Principal Employer and its affiliated companies was amended and restated as a separate Plan. The terms of the Plan are set forth and intended to continue to qualify as a profit sharing trust which meets the qualification and tax exemption requirements of Section 401(a) and 501(a) of the Internal Revenue Code of 1986, as amended, (the Code) and any other provisions of applicable law.

(b)                 Contributions

No contribution is required by the Principal Employer; however, at the discretion of its board of directors, the Principal Employer may contribute out of its income and/or accumulated earned surplus an amount equal to a specified percentage of the tax-deferred contribution of the participants or a profit sharing contribution with the amount to be determined by the board of directors. The maximum annual participant contribution is 25% and 7% for “non-highly compensated” employees and “highly compensated” employees, respectively. For 2007 and 2006, the Principal Employer chose to match the participants’ contributions at a rate of 50% of the portion of the participants’ elective contribution not in excess of 4% of compensation. In addition, the Principal Employer elected to make additional discretionary matches of $100,000 for 2007 and $350,000 for 2006.

(c)                  Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Principal Employer’s contribution and (b) Plan earnings. Allocations other than the Principal Employer’s matching contributions are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)                 Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months or 50% of their vested account balance. Loan repayments are to be made over a period not to exceed 5 years, except loans for the purchase of a primary residence in which case payment may exceed 5 years. The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus 1%. Principal and interest are paid ratably through payroll deductions.

(e)                  Vesting

Participation in the Plan is voluntary. Employee contributions and the earnings as a result of each participant’s contributions are 100% vested and nonforfeitable. The Principal Employer’s basic matching contributions are 100% vested and nonforfeitable. The Principal Employer’s discretionary match shall become 100% vested after 3 years of service, on the participant’s attaining age 65, on partial plan termination, or on the participant’s death or total and permanent disablement.

(f)                    Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum amount equal to the vested balance of his or her account or annual (or more frequent) installments over a period not to exceed the life expectancy of the participant.

(g)                 Forfeited Accounts

Under the terms of the Plan, forfeitures shall be used to reduce future employer contributions or to defray the expenses of the Plan.  At December 31, 2007 and 2006, forfeited nonvested accounts totaled $87,545 and $79,671, respectively. The amount forfeited during the years ended December 31, 2007 and 2006 totaled $33,209 and $80,289, respectively, and zero was used to reduce employer contributions.

(2)                  Summary of Significant Accounting Policies

(a)                 Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.  Certain reclassification entries have been made to the 2006 financial statements to conform to the 2007 presentation.

(b)                 Trust Fund Managed by Investment Advisory Committee

Under the terms of the Plan, the assets of the Plan are placed in trust with UBS Fiduciary Trust Company (the Trust), and are held by Mellon Trust, custodian. Assets are managed under the direction of the Employee Compensation and Benefits Committee of the Principal Employer’s board of directors (the Committee). The Committee has delegated certain of its ordinary management and investment responsibilities to certain members of the Principal Employer’s Executive Committee and the Vice President of Human Resources. Committee members are appointed for an indefinite term by the Principal Employer’s board of directors. The Committee has full discretionary authority to administer the Plan and the trust agreement.

(c)                  Allocation of Plan Assets

Employee contributions are allocated to various funds based on the election made by each participant. Net income or loss of each fund is allocated on the basis of the proportionate asset balance of each participant as of the previous valuation date after adjustment for withdrawals, distributions, and other additions or subtractions that may be appropriate. Under the daily valuation record-keeping system, earnings are allocated on the basis of current shares held in each participant’s account and the accounts are valued daily.

(d)                 Disclosure about Fair Value of Financial Instruments

The Plan’s financial instruments are carried at fair value or amounts approximating fair value. The investments and changes therein of common/collective trust funds are reported as determined by UBS, at fair values based upon quotations obtained from national securities exchanges and latest bid prices for underlying securities and discounted cash flows for underlying investment contracts. Participant loans are carried at their outstanding balance which approximates fair value. Security transactions are accounted for on a trade-date basis. Realized gains and losses on the sale of investments are computed using the average cost method.

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP).   The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes.  The Plan has adopted the provisions of the FSP at December 31, 2006.  The UBS Guaranteed Investment Contract (GIC) Portfolio held by the Plan holds GICs and/or synthetic GICs which are subject to the FSP.  Adoption of the FSP had an immaterial impact on the financial statements as the contract values approximate estimated fair values.

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements” (Statement 157). Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. Statement 157 does not require any new fair value measures. Statement 157 is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Plan is required to adopt Statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening net assets available for benefits in the year of adoption. In November 2007, the FASB proposed a one-year deferral of Statement 157’s fair-value measurement requirements for nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. The adoption of this statement will not have a material effect on the financial statements.

In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115” (Statement 159). Statement 159 gives the Plan the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in changes in net assets available for benefits at each subsequent reporting date. Statement 159 is effective for the Plan’s 2008 fiscal year. The Plan will not adopt fair value for any balances currently not recorded at fair value.

(e)                  Use of Estimates

Certain estimates and assumptions have been made relating to the reporting of Plan assets, liabilities and changes in related net assets to prepare the financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

(f)                    Administrative Expenses

All administrative expenses of the Plan are paid directly by the Principal Employer.

(g)                 Risks and Uncertainties

The Plan provides for various investment options including mutual funds and common stock. Investments are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in various risk factors in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

(h)                 Concentration

The Plan’s investment in Impac Mortgage Holdings, Inc. common stock comprises 2% and 21% of its net assets as of December 31, 2007 and 2006, respectively.

(3)                  Investments

The following table presents the fair values of investments at December 31, 2007 and 2006, which represent 5% or more of the Plan’s net assets.

	December 31,
Identity of party and description of asset	2007	2006
Common Collective Trusts:
UBS Large Company Value Portfolio	$2,380,150	$2,508,758
UBS GIC Portfolio	1,980,017	2,252,690
UBS Fixed Income Index Portfolio	1,544,415	1,215,026
UBS Large Company Growth Portfolio	1,416,898	2,100,723
UBS International Core Portfolio	1,360,117	1,776,099
UBS Growth Value Portfolio	1,194,777	1,474,762
UBS Mid-Cap Value Portfolio	1,137,665	1,507,612
UBS US Tactical Allocation Portfolio	988,154	1,265,262
UBS Small Company Growth Portfolio	966,539	1,132,659
Impac Mortgage Holdings, Inc common stock	*	4,124,891

*      Balance is less than 5% of the Plan’s net assets.

During 2007 and 2006, the Plan’s common collective trusts (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,103,807 and $1,472,502, respectively, and the Plan’s common stock (depreciated) appreciated in value by ($3,954,923) and $127,765, respectively.

Due to the volatility in the markets, the fair value of the investments at September 30, 2008 was $10.1 million.

(4)                  Plan Termination

Although the Principal Employer has not expressed any intent to terminate the Plan, it may do so at any time subject to the provisions of ERISA. In the event the Plan is terminated, all participants became 100% vested in their account balances.   As previously stated in Note 1, a partial plan termination occurred and affected participants became 100% vested in their accounts.

(5)                  Federal Income Taxes

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated August 30, 2001 stating that the form of the plan is qualified under Section 401 of the Code, and therefore, the related trust is tax exempt.  In accordance with Revenue Procedure 2007-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan Sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

(6)           Related Party Transactions

(a)           The Plan held 355,168 and 463,625 shares of common stock of Impac Mortgage Holdings, Inc., the Principal Employer, at December 31, 2007 and 2006, respectively.

(b)       On December 17, 2007, a purported class action matter was filed in the United States District Court, Central District of California, against IMH and several of its senior officers entitled Sharon Page v. Impac Mortgage Holdings, Inc., et al. The action is a complaint for violations of the Employee Retirement Income Security Act in relation to the Company’s 401(k) plan. The complaint alleges breach of fiduciary duties, breach of duty to avoid conflicts of interest, allegations of co-fiduciary liability and knowing participation in a breach of fiduciary duty by IMH. Plaintiffs contend that the defendants breached their fiduciary duties in violation of ERISA by failing to prudently and loyally manage the Plan’s investment in IMH stock by continuing to offer IMH stock as an investment option and to make contributions in stock, provide complete and accurate information to participants, and monitor appointed plan fiduciaries and provide them with accurate information. The complaint seeks monetary payment to the Plan for the losses in an amount to be proven, injunctive and other appropriate equitable relief, a constructive trust on amounts by which any defendant was unjustly enriched, an appointment of one or more independent fiduciaries, actual damages, reasonable attorney fees and expenses, taxable costs, interests on these amounts and other legal or equitable relief as may be just and proper.

            The Plan Sponsor believes it has meritorious defenses to the above complaint and intends to defend these claims vigorously. Nevertheless, litigation is uncertain and the Plan Sponsor can express no opinion as to the ultimate resolution of the complaint. Regardless, of the final judgement in this matter, the Plan will not be adversely affected as it is not a named defendent. An adverse judgment in this matter could have a material adverse effect on the Plan Sponsor.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value

*UBS Large Company Value Portfolio	Common Collective Trust 26,164 units	**	$2,380,150
*UBS GIC Portfolio	Common Collective Trust 60,808 units	**	2,013,850
*UBS Fixed Income Index Portfolio	Common Collective Trust 92,591 units	**	1,544,415
*UBS Large Company Domestic Growth Portfolio	Common Collective Trust 228,405 units	**	1,416,898
*UBS International Core Portfolio	Common Collective Trust 63,978 units	**	1,360,117
*UBS Growth Value Portfolio	Common Collective Trust 18,962 units	**	1,194,777
*UBS Mid-Cap Fundamental Value	Common Collective Trust 105,890 units	**	1,137,665
*UBS Tactical Allocation Portfolio	Common Collective Trust 76,223 units	**	988,154
*UBS Small Company Growth Portfolio	Common Collective Trust 8,655 units	**	966,539
*UBS International Growth Portfolio	Common Collective Trust 14,834 units	**	371,730
*Impac Mortgage Holdings Common Stock	Common Stock 355,168 shares	**	197,265
*UBS Strategic Bond Portfolio	Common Collective Trust 6,097 units	**	153,527
*UBS International Value Portfolio	Common Collective Trust 4,555 units	**	123,485
*UBS Global Securities Portfolio	Common Collective Trust 6,731 units	**	80,302
*UBS Small Company Value Portfolio	Common Collective Trust 2,206 units	**	79,816
*UBS Mid-Cap Growth Portfolio	Common Collective Trust 5,143 units	**	63,572
* Participants loans	72 loans with interest rates ranging from 5% to 10.5%	—	393,394
			$14,465,656

*	Denotes a party in interest.
**	Cost information is not presented, as investment is participant-directed.

See accompanying independent registered public accounting firm’s report.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IMPAC COMPANIES 401(k) SAVINGS PLAN

By:	/s/ SHERALEE URBANO
Its:	Vice President, Human Resources

Date: October 14, 2008

Exhibit Index

Exhibit Number	Description

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm